Stephen Lebowitz / Chief Legal Officer

February 5, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant

RE:	Globe Specialty Metals, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed August 28, 2013
File No. 001-34420

Dear Ms. Jenkins:

This letter is in response to your comment letter received on January 22, 2014. We have set forth below each of your comments followed by the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2013

1.	We note your filing includes several mining operations/facilities such as Alden Resources which mines metallurgical coal at six coal mines in Kentucky and Alabama Sand and Gravel Inc. which produces your silica feedstock from quartzite quarries located in Alabama. Supplementally, please provide the asset valuation, net profits, and total revenues for these mining/processing facilities to verify their materiality. We may have further comments pending your response.

Response: The total assets, total revenues and net income for our mining operations/facilities for Alden Resources and Alabama Sand & Gravel are as follows:

[Confidential Treatment Requested by Globe Specialty Metals, Inc.

for Redacted Table – Comment No. 1A]

The Company’s business is manufacturing silicon metal and silicon-based alloys. We have vertically integrated our supply chain and do not compete in the mining sector. Alden Resources operates coal mining operations in Kentucky, and Alabama Sand & Gravel operates quartzite operations in Alabama. These mines provide a stable and long-term supply for the Company’s U.S. and Canada operations with a substantial portion of our requirements for low ash metallurgical grade coal and quartzite, the principal raw materials used in the manufacturing of all of our products. The only other available alternative for low ash metallurgical grade coal is charcoal, which is more expensive, and Colombian coal, which is less reactive with quartz, not as pure, requires additional handling and is more costly to ship to North American production facilities. With Alden Resources and Alabama Sand & Gravel, we have captive sources for a majority of our principal raw material inputs at cost.

For the year ended June 30, 2013, Alden’s external revenue consisted of the following: [Confidential Treatment Requested by Globe Specialty Metals, Inc. for Redacted Data – Comment No. 1B].

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

2.	We note from your disclosure on page six stating that “[you] measure [your] success by reviewing pertinent financial metrics such as return on committed capital, efficient use of [your] balance sheet such as inventory turns and days sales outstanding as well as Gross and Adjusted EBITDA margins.” Please clarify why these metrics are not discussed in your filing for investors if management believes these metrics are used to measure your success, or provide us with draft disclosure to be included in future filings which discuss these metrics in a manner that complies with Item 10(e) of Regulation S-K.

Response: In response to the Staff’s comments, in future filings (beginning with the Form 10-K for the year ending June 30, 2014) we will state the following:

Focus on financial metrics. We measure our success by reviewing pertinent financial metrics such as Reported and Adjusted EBITDA.

In addition, in future filings (beginning with the Form 10-Q for the period ending March 31, 2014) we will include Reported and Adjusted EBITDA in our discussions in Management’s Discussion and Analysis of Financial Condition and Results of Operations, including narrative and tabular disclosure in substantially the following form:

Reported and Adjusted EBITDA are pertinent non-GAAP financial metrics the Company utilizes to measure its success and are included in our quarterly press releases. These financial metrics are used to provide supplemental measures of our performance which we believe are important because they eliminate items that have less bearing on our current and future operating performance and highlights trends in our core business that may not otherwise be apparent when relying solely on GAAP financial measures. Reconciliations of these measures to the comparable GAAP financial measures are provided elsewhere in this report.

	Twelve Months
	FY 2013	FY 2012
Net (loss) income	$(19,809)	$57,876
Provision for income taxes	2,734	28,760
Net interest expense	6,067	7,367
Depreciation, depletion, amortization and accretion	46,888	35,078
Reported EBITDA	35,880	129,081

	Twelve Months
	FY 2013	FY 2012
Reported EBITDA	$35,880	$129,081
Gain on sale of business & associated Fx gain	-	(473)
Gain on remeasurement of equity investment	(1,655)	-
Remeasurement of stock option liability	13,968	-
Business interruption insurance recovery & Bridgeport Fire	(4,325)	5,000
Goodwill impairment	13,130	-
Impairment of assets	37,309	-
Quebec Silicon lockout costs	1,400	-
Transaction and due diligence expenses	3,374	7,338
Adjusted EBITDA	99,081	140,946

Reported and Adjusted EBITDA have limitations as analytical tools, and you should not rely upon them or consider them in isolation or as a substitute for GAAP measures, such as net income and other consolidated income or other cash flows statement data prepared in accordance with GAAP. In addition, these non-GAAP measures may not be comparable to other similarly titled measures of other companies. Because of these limitations, Reported and Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Commitments and Contractual Obligations, page 27

3.	We note from pages 5 and 54 that you have long-term raw material and power supply contracts. Please tell us why you do not report these long-term contracts in your contractual obligations table under Item 303(a)(5) of Regulations S-K. In addition, tell us why amounts due under your revolving credit agreement are also excluded from the table. Please provide revised tabular disclosure of your contractual obligations to be included in future filings which includes these obligations or tell us how your current presentation complies with Item 303(a)(5) of Regulation S-K.

Response: The tabular disclosure of our contractual obligations relating to our raw material supply contracts, power supply contracts and revolving credit agreements was inadvertently excluded from the table. In response to the Staff’s comments, in future filings (beginning with the Form 10-K for the year ending June 30, 2014), we will expand the tabular information presentation to include all contractual obligations, with the inclusion of our contractual obligations relating to our raw material supply contracts, power supply contracts and revolving credit agreements:

Contractual Obligations		Less than	One to	Three to	More than
(as of June 30, 2013)	Total	One Year	Three Years	Five Years	5 Years
	(Dollars in thousands)
Revolving multi-currency credit facility	$9,000	9,000	-	-	-
Revolving credit facility	130,250	-	-	130,250	-
Operating lease obligations	5,355	3,099	2,105	151	-
Capital lease obligations	11,825	2,582	4,987	2,503	1,753
Power commitments (1)	63,268	15,817	15,817	15,817	15,817
Purchase obligations (2)	24,855	24,855	-	-	-

(1) Represents minimum charges that are enforceable and legally binding, and do not represent total anticipated purchases. Minimum charge requirements expire after providing one year notice of contract cancellation.
(2) The Company has outstanding purchase obligations with suppliers for raw materials in the normal course of business. These purchase obligation amounts represent only those items which are based on agreements that are enforceable and legally binding, and do no represent total anticipated purchases.

Notes to Consolidated Financial Statements, Page 42

(2) Summary of Significant Accounting Policies, page 42

4.	We note from your filing that you operate both coal and quartzite mines. To the extent material, please disclose your accounting policy with respect to the costs incurred for your exploration activities associated with mining operations

Response: Exploration costs incurred in FY13 and FY12 for both our coal and quartzite operations were not material. In response to the Staff’s comments, in our future filings, we will include the following disclosure of our accounting policy with respect to the costs incurred for our exploration activities associated with mining operations:

Costs incurred to maintain current production capacity at a mine and exploration expenditures are charged to operating costs as incurred, including costs related to drilling and study costs incurred.

c. Revenue Recognition, page 42

5.	We note your revenue recognition policy reiterates the general revenue recognition criteria in SAB Topic 13A and does not address how the criteria are met in relation to your specific revenue-generating activities. For example, you do not describe your revenue recognition policy specifically pertaining to your silicon metal sold through annual contracts which are largely fixed price with approximately 40% being priced based on an index and with a mix of firm volume commitments as discussed on page five. Please provide revised disclosure to be included in future filings which discusses when revenue is recognized specific to your various revenue-generating transactions in accordance with SAB Topic 13B. In addition, your revised policy should describe how and when each of the four criteria set forth under SAB Topic 13A are met. If your policy varies in different parts of the world, those differences should also be described.

Response: We would like to clarify to the Staff that all of our product sales follow one revenue stream (as described below in the revised disclosure). While a portion of revenue is based on an index, the selling price is firmed at the time of shipment and is set using an index from a prior period (i.e. prior month or prior quarter). For those customers with annual contracts, a sales order with quantity, price and delivery term is agreed upon with the customer prior to shipment.

In response to the Staff’s comments, in our future filings, we will include the following disclosure of our revenue recognition policy which discusses when revenue is recognized specific to our revenue generating transactions in accordance with SAB Topic 13B:

Revenue is recognized when title, ownership, and risk of loss pass to the customer, all of which occurs when products are delivered to the Company’s customers or when products are picked up by a customer or a customer’s carrier. Written sales terms, including the selling price, are determined at the time of shipment or delivery. We have not experienced credit issues with our customers.

(6) Property, Plant, and Equipment, page 45

6.	We note you disclose $55.8 million of mineral reserves for the years ended 2013 and 2012. Please provide revised disclosure to be included in future filings which describes the types of expenditures recorded in the mineral reserves and clarifies the method used to deplete this asset.

Response: The $55.8 million of mineral reserves resulted from the purchase price allocation of the acquisition of Alden Resources. Mineral reserves were fair valued at the date of acquisition. Values were assigned to the proven and probable reserves where Alden Resources has the leases and permits to access and extract the reserves. In response to the Staff’s comments, in our future filings, we will include the following disclosure within the Property, Plant and Equipment footnote describing the types of expenditures recorded in the mineral reserves and clarifying the method used to deplete this asset:

Mineral reserves are recorded at fair value at the date of acquisition. Mineral reserves are included in “Property, plant and equipment, net of accumulated depreciation, depletion and amortization” on the consolidated balance sheets. Depletion of mineral reserves is computed using the units-of-production method utilizing only proven and probable reserves (as adjusted for recoverability factors) in the depletion base.

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please contact me at (212) 798-8122.

Sincerely,

/s/ Stephen Lebowitz
Stephen Lebowitz Chief Legal Officer